Exhibit 99.3

Codere Online Luxembourg, S.A.

Société anonyme

Registered office: 7, rue Robert Stümper L-2557 Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B255798

(the "Company")

REPORT OF THE BOARD OF DIRECTORS OF THE COMPANY ESTABLISHED ACCORDING TO ARTICLE 420-26 (5) OF THE LUXEMBOURG LAW DATED 10 AUGUST 1915 ON COMMERCIAL COMPANIES AS AMENDED

The board of directors of the Company (the "Board") presents, according to article 420-26 (5) of the Luxembourg law on commercial companies dated 10 August 1915, as amended (the "1915 Law"), a report concerning the proposal to authorise the Board to limit or suppress the shareholders preferential subscription rights during capital increases within the authorised capital framework it is proposed to renew and restate, as scheduled at points 23 and 24 of the agenda of the Company’s annual general meeting of shareholders convened to be held on 30 June 2026 at 1:00 p.m. (Luxembourg time) (or in the case of adjournment or re-convening of the extraordinary general meeting in the absence of a quorum, the date of holding of the adjourned or reconvened general meeting) (the "Meeting").

1.	Agenda concerning the renewal and restatement of the authorised capital submitted to shareholders' votes at the Meeting

During the Meeting, it is proposed to the shareholders of the Company to consider, in particular, the following agenda points related to the renewal and restatement of the authorised capital of the Company:

AGENDA

"[…]

23)  Decision to approve the report issued by the Company's board of directors according to article 420-26 (5) of the Luxembourg law dated 10 August 1915 on commercial companies as amended from time to time (the "1915 Law"), relating to the possibility for the board of directors of the Company to cancel or limit any preferential subscription right of the shareholders of the Company upon the increases of capital in the framework of the authorised share capital it is proposed to renew and restate, as mentioned in point 24 of the agenda.

24)  Subject to approval of point 23 of the agenda, decision to renew and restate the existing authorised share capital of the Company and to set it to an amount of one hundred million euros (EUR 100,000,000.-) for a period of five (5) years from the date of the General Meeting (or in case of adjourning or reconvening the General Meeting because no quorum has been reached, the date of the adjourned or reconvened general meeting) and to confirm, based on the report drawn up by the board of directors as referred to in article 420-26 (5) of the 1915 Law, for a new period of five (5) years, all powers granted to the board of directors of the Company to carry out capital increases within the framework of the authorised capital under the conditions and methods it will set with the possibility to cancel or limit any preferential subscription right of the shareholders on the issue of new shares to be issued within the framework of the authorised corporate capital, it being understood that all financial instruments carrying an entitlement to, or the right to subscribe for, shares issued until the expiry of that period may still be converted or exercised subsequently to that date.

25)  Subject to approval of the points 23 and 24 of the agenda, to amend and restate article 5.2 of the articles of association of the Company to reflect points 23 and 24 above.

[…]".

The exact dates(s) referred to in article 5.2 of the articles of association as amended above will be set according to the final date(s) of the effective holding of the Meeting which will resolve on points 23 and 24 of the agenda of the Meeting.

2.	Circumstances in which the Board proposes to limit or suppress the preferential subscription rights of shareholders when making future capital increases in the framework of the authorised capital to be renewed and restated

It is recalled that the goal of the legislator in establishing a preferential right of subscription is to prevent a shareholder from seeing its share and control in a company being diminished or diluted because of an increase in capital to which he could not subscribe.

As a measure to protect the financial interests of shareholders, the limitation or suppression of the preferential right can only be envisaged in a framework justified by special circumstances and should only be in the sole interest of the Company.

The present report has been issued by the Board in order to present the particular circumstances justifying the limitation or elimination of this preferential right within the framework of capital increases decided by the Board under the authorised share capital of the Company that it is proposed to renew for a period of five years and restate to a maximum amount of one hundred million euros (EUR 100,000,000.-).

It is explained that the aim of such restatement is to reduce the current amount of the authorised share capital so that it shall now be primarily reserved and used for satisfying the Company's obligations under (i) the long term incentive plans set up by the Company for the employees and consultants of the group to which the Company pertains (the "LTIPs") and/or (ii) public or private warrants that have been issued by the Company (the "Warrants").

The Board, acknowledging the absolute necessity of being immediately able to adapt the strategy and organization of the Company, in particular its financial structure, in relation to changing economic markets, gaming markets and stock markets in which it is involved, proposes to the Meeting to authorise the Board to limit or suppress the preferential subscription rights of the shareholders in the event of future capital increases within the limits of the authorised capital that it is proposed to renew and restate in the following circumstances, any one of which being sufficient to justify the implementation of the measure:

a)               The technique of authorised capital with limitation or suppression of the preferential subscription right for existing shareholders will be used in the issuance and exercise of stock options, convertible bonds, warrants or other convertible securities into shares issued by the Company, the conversion of debt to capital, and to allow share issues for the benefit of employees, management and directors of the Company, notably under the LTIPs or the Warrants;

or

b)               The long, costly and relatively complex procedure for a listed public company with multiple shareholders to call a new extraordinary general meeting which could decide on different types of capital increases (e.g. a capital increase with a preference right) instead of what is proposed by points 23 and 24 of the agenda for the Meeting may be, under certain circumstances, incompatible with certain obligations of the Company under the LTIPs or the Warrants, notably in terms of deliverance within a certain timeframe of new shares of the Company to the beneficiaries of the LTIPs or Warrants' subscribers. The impossibility of calling a new general meeting in time under such circumstances may be damaging to the Company. In such circumstances, the technique of authorised capital will also be used.

3.	Methods by which the Board proposes to limit or suppress the preferential subscription right of shareholders while achieving future capital increases in the framework of the authorised capital that it is proposed to renew and restate

The Board recommends the Meeting to authorise it to limit or suppress the shareholders' preferential subscription right while it is achieving future capital increases within the framework of the authorised capital that it is proposed to renew and restate, in respect of all capital increases, including contributions in cash or in kind, among others, the conversion of debt to capital, by credit compensation, by incorporating reserves, first issues or related benefits, with or without the issue of new shares, or following the issue and the exercise of options, subordinated or non-subordinated bonds, convertible or refundable or exchangeable for shares (determined at time of issue or following it), or following the issue of bonds with warrants or any other share subscription right, or by the issue of warrants or any other instrument bearing a share subscription right.

The share price at which new shares will be issued will be determined based on the nominal value set in the Company’s articles of association at time of issue, but in any case shall not be lower than such nominal value.

Besides the nominal value, new shareholders may have to pay an issue premium, as applicable and decided by the Board, which will be calculated in terms of the accounting value of existing shares.

For and on behalf of the Board of the Company

On 11 June 2026

By: /s/ Gonzaga Higuero

Title: Director